Exhibit 21.1

KNIGHT TRANSPORTATION, INC.
SUBSIDIARIES

1.	Knight Refrigerated, LLC, an Arizona limited liability company

2.	Knight Brokerage, LLC, an Arizona limited liability company

3.	Knight Transportation Services, Inc., an Arizona corporation

4.	The New Roads West, LLC, an Arizona limited liability company

5.	Knight Truck & Trailer Sales, LLC, an Arizona limited liability company

6.	Quad-K Leasing, Inc., an Arizona corporation

7.	Knight Management Services, Inc., an Arizona corporation

8.	Knight Transportation South Central, L.P., a Nevada limited partnership